Exhibit 99.14

Pincock Allen & Holt
Consultants for Mining and Financial Solutions
165 South Union Boulevard, Suite 950
Lakewood, Colorado 80228-2226

Consent of Barton Stone

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve and resource estimates for the El Morro Project and to the use of information derived from the technical report entitled “Feasibility NI 43-101 Technical Report for the El Morro Copper-Gold Project, Region III, Chile,” dated May 9, 2008, and readdressed to New Gold on August 26, 2009, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2010, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 31st day of March, 2011

/s/ Barton Stone
Name:	Barton Stone, C.P.G.
Title:	Chief Geologist for Pincock, Allen & Holt